SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 001-31343 (Associated Banc-Corp)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:
ASSOCIATED BANC-CORP
1200 Hansen Road
Green Bay, Wisconsin 54304

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedule
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Chicago, Illinois
June 29, 2010

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets:

Investments: At fair value (notes 3 and 7)
Common/collective trust funds	$151,932,732	$120,606,254
Associated Banc-Corp common stock fund	42,391,717	81,409,896
Mutual funds	135,383,873	111,120,133
Money market fund	49,312	496,818
Cash surrender value of life insurance	138,532	160,989
Loans to participants	1,396,874	1,364,875

Total investments	331,293,040	315,158,965

Receivables:
Accrued interest, dividends and capital gains distributions receivable	7	655
Due from broker for securities sold	155,766	71,939
Participant contribution receivable	—	88
Transfer in from State Financial	—	1,660
Employer contribution receivable	7,837,228	7,152,482

Total receivables	339,286,041	322,385,789
Cash	1,192	—

Total assets	339,287,233	322,385,789

Liabilities:
Administrative expenses payable	210,653	154,071
Due to broker for securities purchased	854,669	48,642

Total liabilities	1,065,322	202,713

Net assets available for plan benefits	$338,221,911	$322,183,076

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income/(loss):
Net appreciation/(depreciation) of investments	$16,862,614	$(111,326,788)
Interest and dividends	3,047,039	6,591,091

Total investment income/(loss)	19,909,653	(104,735,697)

Participant contributions	15,396,268	15,157,990
Employer contributions	7,837,228	7,152,482
Rollover contributions	2,183,005	4,792,421
Transfer of net assets from merged plans	—	13,863,917

Total additions	45,326,154	(63,768,887)

Deductions:
Distributions to participants	28,486,891	42,055,781
Corrective participant distributions	801	347,964
Insurance premiums	11,865	13,830
Administrative expenses	787,762	766,226

Total deductions	29,287,319	43,183,801

Net increase/(decrease) in net assets available for plan benefits	16,038,835	(106,952,688)
Net assets available for plan benefits:
Beginning of year	322,183,076	429,135,764

End of year	$338,221,911	$322,183,076

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
1)	Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, (the Plan) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the Company) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants

Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($16,500 for 2009 and $15,500 for 2008) of Section 402(g) of the Code of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,500 for 2009 and $5,000 for 2008) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a discretionary Company matching contribution. For 2009 and 2008 the discretionary match was equal to 100% of the first 3% deferred plus 50% of the next 3% deferred for plan participants who met the service requirements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Vesting

Participants are 100% vested at all times in both employee and matching contributions under the 401(k) portion of the Plan. During 2006, the Plan provided for discretionary Company contributions under the profit sharing provisions of the Plan. The following is a schedule of vesting in the Company’s discretionary profit sharing contribution, the Plan was amended to discontinue the discretionary profit sharing contribution in 2007; however, participants in the plan with profit sharing balances will continue to vest according to this schedule.

Years of Service	Vested Percentage

Less than three	0%
Three but less than four	50%
Four but less than five	75%
Five or more	100%

Forfeitures

Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. Forfeitures were $140,834 and $246,954 in 2009 and 2008 respectively. All forfeitures are used to reduce employer contributions in the next calendar year.

Investment of Plan Assets

Participants have the right to direct that investments be made in the Associated Trust Company, N.A. Emerging Growth Fund, Associated Trust Company, N.A. Common Stock Fund, Associated Trust Company, N.A. Equity Income Fund, Associated Trust Company, N.A. Foreign Equity Fund, Associated Trust Company, N.A. Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Balanced Lifestage Fund, Associated Trust Company, N.A. Growth Lifestage Fund, Associated Trust Company, N.A. Intermediate Term Bond Fund, Associated Trust Company, N.A. Conservative Balanced Lifestage Fund, Associated Trust Company, N.A. Money Market Account, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Institutional Fund, Growth Fund of America, Perkins Small Cap Value Fund, Perkins Mid Cap Value Fund, Vanguard Institutional Index Fund, Nakoma Absolute Return Fund, or a combination of funds. Plan assets are held in trust with a subsidiary of the Company, Associated Trust Company, N.A. (the trustee). The following is a brief description of each fund:

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Associated Trust Company, N.A. Emerging Growth Fund — The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing, companies.

Associated Trust Company, N.A. Common Stock Fund — The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

Associated Trust Company, N.A. Equity Income Fund — The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

Associated Trust Company, N.A. Foreign Equity Fund — The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

Associated Trust Company, N.A. Balanced Lifestage Fund — The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Growth Balanced Lifestage Fund — The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks with the remainder primarily consisting of investment grade bonds.

Associated Trust Company, N.A. Growth Lifestage Fund — The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Intermediate Term Bond Fund — The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

Associated Trust Company, N.A. Conservative Balanced Lifestage Fund — The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Associated Trust Company, N.A. Money Market Account — The investment alternative is designed to provide safety of principal through use of a money market account.

Associated Banc-Corp Common Stock Fund — The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

Dodge & Cox Stock Fund — The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

EuroPacific Growth Fund — The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund — The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Growth Fund of America — The fund is designed to achieve long-term capital growth. The fund invests primarily in common stocks.

Perkins Small Cap Value Fund — The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

Perkins Mid Cap Value Fund — The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued mid size companies with market capitalization within the 12-month average of the capitalization range of the Russell Midcap.

Vanguard Institutional Index Fund — The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests in all 500 stocks listed in the S&P 500 in approximately the same proportion as they are represented in the Index.

Nakoma Absolute Return Fund — The fund is designed to obtain absolute returns with low volatility independent of equity market conditions. The fund invests in primarily equity securities traded in U.S. markets.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Participant Loans

A participant may request a loan for one or a combination of the following reasons: (a) purchase or preservation of a participant-owned principal residence, (b) education expenses for the participant or their dependent, (c) extensive medical expenses in the participant’s immediate family, or (d) severe financial hardship. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. A participant may not request a loan for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate offered by Associated Bank, N.A. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the plan document.

Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

Distributions

Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

Distributions are made in cash and/or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Termination of Plan

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as FASB Accounting Standards CodificationTM (“ASC”) Subtopic 105-10, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (“the FASB Codification”). The FASB Codification is the sole source of authoritative US GAAP and all references to authoritative literature must be in the codification format. The provisions of the FASB Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the FASB Codification did not have an impact on the Plan’s financial statements.

In May 2009, the FASB issued ASC 855 Subsequent Events, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date.

On October 1, 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalents). This ASU provides guidance for determining the fair value of certain investments that do not have readily determinable fair values and permits the use of unadjusted net asset values (“NAV”) or an equivalent measure as a practical expedient to estimate fair value. ASU 2009-12 is effective for financial statements issued for fiscal years beginning after December 15, 2009. The adoption of this new guidance is not anticipated to have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The significant accounting policies of the Plan are as follows:

Investments and Income Recognition

Investment securities are valued at quoted market prices. However, securities for which no quoted market prices are available are valued at estimated fair value. The investments in units of the common/collective trust funds are valued at the amount at which units in the funds can be withdrawn, which approximates fair value. The money market account is stated at cost, which approximates fair value. Participant loans are recorded at amortized cost.

Cash surrender values are provided by the underlying insurance providers at year end and also upon individual policy surrender. As such, these holdings are valued at the year end cash surrender values, which approximates fair value. Upon death of the participant, death benefits are paid directly to the beneficiary from the insurance provider and not by the Plan. Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participant or to the Plan for active participants.

Plan assets are held by the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(3)	Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2009	2008

Associated Banc-Corp Common Stock Fund	$42,391,717	$81,409,896
Associated Trust Company, N.A. Growth Lifestage Fund	38,576,146	29,805,283
Associated Trust Company, N.A. Balanced Lifestage Fund	44,516,302	38,391,523
Associated Trust Company, N.A. Money Market Account	34,664,379	40,227,086
Associated Trust Company, N.A. Intermediate Term Bond Fund	27,145,116	22,641,042
Dodge & Cox Stock Fund	21,514,510	16,938,544
Euro Pacific Growth Fund	17,367,097	—

The Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value by $16,862,614 during 2009 and depreciated in value by $111,326,788 during 2008 as follows:

	2009	2008
Associated Banc-Corp Common Stock Fund	$(38,729,062)	$(23,298,036)
Common/Collective Trust Funds	29,584,313	(41,641,790)
Mutual Funds	26,007,363	(46,387,925)
Fixed Income Securities	—	963

Total	$16,862,614	$(111,326,788)
(4)	Transactions with Related Parties

The Associated Banc-Corp common stock fund at December 31, 2009 and 2008 included 3,821,499 shares and 3,829,022 shares, respectively, of common stock of the Company with fair values of $42,074,704 and $80,141,431, respectively. Dividend income from Company stock totaled $1,863,608 and $4,946,509 in 2009 and 2008, respectively. Also included in the Associated Banc-Corp common stock fund at December 31, 2009 and 2008 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $317,013 and $1,268,465, respectively. The Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees paid from the Plan to Associated Trust Company, N.A. totaled $787,762 and $766,226 in 2009 and 2008, respectively.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The Plan invests in various Associated Trust Company, N.A. common/collective trust funds and a Money Market Account. As of December 31, 2009 and 2008, $151,932,732 and $120,606,254, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2009 and 2008, $34,664,379 and $40,227,086, respectively, were invested in an Associated Trust Company, N.A. Money Market Account.

(5)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for plan benefits per the financial statements	$338,221,911	$322,183,076
Amounts allocated to benefit claims payable	(127,019)	(1,397,655)

Net assets available for plan benefits per the Form 5500	$338,094,892	$320,785,421

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500:

	2009	2008
Benefits paid to participants per the financial statements	$28,486,891	$42,055,781
Add: Amounts allocated to benefit claims payable at December 31, 2009 and 2008, respectively	127,019	1,397,655
Less: Amounts allocated to benefit claims payable at December 31, 2008 and 2007, respectively	(1,397,655)	(3,753,222)

Benefits paid to participants per Form 5500	$27,216,255	$39,700,214

(6)	Income Taxes

The Plan administrator has received a favorable tax determination letter, dated July 18, 2002, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
(7)	Fair Value Measurements

ASC Topic 820-10, Fair Value Measurements and Disclosures, applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard amends numerous accounting pronouncements but does not require any new fair value measurements of reported balances. The standard also emphasizes that fair value (i.e., the price that would be received in an orderly transaction that is not a forced liquidation or distressed sales at the measurement date), among other things, is based on exit price versus entry price, should include assumptions about risk such as nonperformance risk in liability fair values, and is a market-based measurement, not an entity-specific measurement. When considering the assumptions that market participants would use in pricing the asset or liability, this accounting standard establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The fair value hierarchy prioritizes inputs used to measure fair value into three broad levels.

Level 1 inputs — utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2 inputs —inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs — unobservable inputs for the asset or liability, which are typically based on the entity’s own assumptions, as there is little, if any, related market activity.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The following table summarizes the Plan’s investments at December 31, 2009, based on the inputs used to value them:

Investments:	Fair Value	Level 1	Level 2	Level 3

Common/collective trust funds*	$151,932,732		$151,932,732
Associated Banc-Corp common stock fund	42,391,717	42,391,717
Mutual funds	135,383,873	135,383,873
Money market fund	49,312	49,312
Cash surrender value of life insurance	138,532			138,532

Total	$329,896,166	$177,824,902	$151,932,732	$138,532

*	The funds’ NAVs per share are used as a practical expedient to measure fair value on a recurring basis.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Cash surrender
value of life
insurance
Beginning Balance on January 1, 2009:	$160,989
Realized and unrealized losses:	4,320
Purchases, sales, issuances and settlements, net:	(26,777)
Ending Balance on December 31, 2009:	$138,532
(8) Subsequent Events
The Plan Administrator has evaluated the effects on the financial statements of subsequent events that have occurred subsequent to December 31, 2009 through the date these financial statements were issued.. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral	Current
	Lessor, or similar party	par, or maturity value	Value (1)

*	Associated Trust Company, N.A. Emerging Growth Fund	343,743	$8,984,690

*	Associated Trust Company, N.A. Common Stock Fund	45,178	7,442,855

*	Associated Trust Company, N.A. Equity Income Fund	41,798	3,116,972

*	Associated Trust Company, N.A. Foreign Equity Fund	126,468	8,196,698

*	Associated Trust Company, N.A. Balanced Lifestage Fund	2,745,124	44,516,302

*	Associated Trust Company, N.A. Growth Balanced Lifestage Fund	584,836	9,580,151

*	Associated Trust Company, N.A. Growth Lifestage Fund	2,412,363	38,576,146

*	Associated Trust Company, N.A. Intermediate Term Bond Fund	806,600	27,145,116

*	Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	297,031	4,363,517

*	Associated Trust Company, N.A. Short Term Bond Fund (Held in directed segregated accounts)	496	10,285

	Total common/collective trust funds		$151,932,732

     See accompanying report of independent registered public accounting firm.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral		Current
	Lessor, or similar party	par, or maturity value		Value (1)

*	Associated Banc-Corp common stock fund	2,168,362		$42,391,717

*	Associated Trust Company, N.A. Money Market Account	28,971,006	units	34,664,379

	Dodge & Cox Stock Fund	223,783	units	21,514,510

	EuroPacific Growth Fund	452,976	units	17,367,097

	Goldman Sachs Growth Opportunities Institutional Fund	692,799	units	14,292,437

	Growth Fund of America	488,566	units	13,352,508

	Perkins Small Cap Value Fund	683,846	units	14,497,533

	Perkins Mid Cap Value Fund	310,957	units	6,156,950

	Vanguard Institutional Index Fund	122,822	units	12,525,430

	Nakoma Absolute Return Fund	50,525	units	1,013,029

	Total Mutual funds			135,383,873

	Goldman Sachs Financial Square Prime Obligations Fund (Held in directed segregated accounts)			$49,312

     See accompanying report of independent registered public accounting firm.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value (1)

Loans to participants (171 participant loans with interest rates ranging from 3.25% to 9.25% and maturity dates ranging from February 5, 2010 to October 15, 2025)		$1,396,874

Cash Surrender Value of Life Insurance:
Penn Mutual Life Insurance Co.		$50,389
The Guardian Insurance and Annuity Co.		29,496
General American Life Ins. Co.		58,647

Total cash surrender value of life insurance		$138,532

Total Investments		$331,293,040

*	Denotes a party-in-interest

(1)	Cost information is not required as investments are participant directed.
     See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
/s/ Katey S. Smith
Katey S. Smith, Director of Colleague Care and Benefits

Dated: June 29, 2010

Exhibit Index

Exhibit
Number	Description
No 23	Consent of Independent Registered Public Accounting Firm